

March 3, 2011

Mr. Joseph I. Gutnick
President and CEO
Legend International Holdings, Inc.
Level 8
580 St. Kilda Road
Melbourne, Victoria, 3004
Australia

     Re: Legend International Holdings, Inc.
             Form 10-K
             Filed March 16, 2010, as amended December 21, 2010
             File No. 0-32551

Dear Mr. Gutnick:

     We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director